SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 20, 2004

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:  Press releases

FOR IMMEDIATE RELEASE

TURKCELL PROVIDES UPDATE ON THE PROCESS REGARDING ITS GSM
LICENSE AGREEMENT IN IRAN

Istanbul, Turkey: February 14, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today an update on the approval process of its GSM license agreement in Iran.

On an announcement we made on September 23, 2004 we announced that a license agreement has been signed between Irancell Consortium (“Irancell”), majority of which is owned by Turkcell, and the Iranian Government. However, after the signing of the license agreement, the Iranian Parliament has clarified that the Iranian law, which requires the approval of Parliament for Turkish originated foreign investments with more than 50.1% Turkish ownership, is applicable to Turkcell’s GSM investment in Iran through Irancell and we also stated that Irancell must receive the Iranian Parliament’s approval to become the second licensed GSM operator in Iran.

As per an unofficial statement released on the newswires on February 13, 2005 regarding the ongoing approval process of the Iranian Parliament, we understand that that a Parliamentary subcommittee’s proposal to reduce Turkcell’s stake in Irancell to 49% has been approved by the Iranian Parliament.

As we already stated in our announcement dated January 31, 2005, to the extent that Turkcell’s stake in Irancell is reduced to 49%, Turkcell’s managing and controlling rights of Irancell would be restricted, as would the ability of Turkcell to consolidate Irancell’s financial results into its financial statements. These restrictions would significantly differ and conflict with the license agreement’s terms and conditions approved by Turkcell’s Board of Directors on September 23, 2004, the license agreement signed by Irancell and the agreements signed between Irancell and its current shareholders.

Although the approval process in the Iranian Parliament is still continuing, the suggested developments increase the risks associated with the realizability of the Irancell license agreement process. Turkcell’s management is awaiting the final decision of the Iranian Parliament and is closely monitoring the developments.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 23.4 million postpaid and prepaid Customers as December 31, 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 436 operators in 174 countries as of January 31, 2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in International GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr
investor.relations@turkcell.com.tr

Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson
Europe:
Toby Moore/Sandra Navakov
Tel: +44-207-282-2999/1089
Email: toby.moore@citigatedr.co.uk
sandra.novakov@citigatedr.co.uk
or
United States:
Victoria Hofstad
Tel: +1-201-499-3500
Email: victoria.hofstad@citigatefi.com

TURKCELL INFORMS ABOUT DIGITAL PLATFORM’S REQUEST FOR
RESCHEDULING OF ITS LIABILITIES TO TURKCELL

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an announcement as per the letter sent by Digital Platform Iletisim Hizmetleri A.S. (“Digiturk”) regarding the rescheduling of its liabilities to us and our subsidiary Global Bilgi Pazarlama Danýsma ve Cagri Hizmetleri A.S. (“Global”).

As indicated in our our financial statements, our consolidated receivables from Digiturk including principle and interest is YTL128,907,785.- (US$96.3 million as of January 4, 2005) as of September 30, 2004.

Due from Digiturk mainly resulted from call center revenues, financial support in the form of guarantees related to loans, provided at the time when we had stake in Digiturk through Fintur and advances given for current and planned sponsorships.

Subsequent to September 30, 2004, we have received part of these receivables totaling to YTL20,315,184.- (US$15.2 million as of January 4, 2005) including principle and interest. According to the unaudited financial statements as of December 31, 2004; Digiturk’s total liability to us and our subsidiary Global including late interest charges is YTL105,650,189.- (US$78.9 million as of January 4, 2005).

Digiturk management has submitted a frame agreement proposing the rescheduling of its liabilities to us and Global. Our management has decided to present this proposal to the Board of Directors.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor Relations	Investor Relations
04.01.2005, 12:30	04.01.2005, 12:30

TURKCELL INFORMS THAT AS PER THE AMICABLE AGREEMENT THE
COURT CASES REGARDING TURK TELEKOM INTERCONNECTION FEE
DISPUTE HAVE BEEN TERMINATED

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As announced on December 24, 2004, Turkcell settled its interconnection dispute regarding the call termination pricing terms of the interconnection agreement with Turk Telekom by an amicable agreement and that Turkcell and Turk Telekom will make necessary applications and start necessary procedures for ending the court cases on above mentioned dispute.

In this respect, as per the amicable agreement both Turkcell and Turk Telekom applied to Ankara First Commercial Court for termination of the court cases and Ankara First Commercial Court decided that as the parties reached an amicable agreement, there was no need to render a decision on the principle of the case and that the cases regarding the dispute have been terminated and therefore lifted the injunctions.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ümit Akin	Serkan Okandan
Legal Affair	Financial Control and Reporting
28.01.2005, 16:30	28.01.2005, 16:30

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 14, 2005	By:	/s/ MUZAFFER A KPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer